PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the six month period ended July 31, 2023

Dated:  September 20, 2023

The selected financial information set out below and certain comments which follow are based on and derived from the interim financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the six months ended July 31, 2023 and from the audited financial statements for the year ended January 31, 2023 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of exploration of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol “BKM”.  The shares were listed on the NYSE MKT Equities Exchange under the symbol “PBM” until the voluntary delisting on April 29, 2016.  The Company’s shares currently trade on the OTC in the US under the symbol “PBMLF”.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.

Years of science-based study performed by qualified professionals in a number of scientific disciplines determined that our project could be constructed, operated and decommissioned without significant adverse effects on the local environment.

PBM believed that it had accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of Environment and First Nations and proposed a project that uses unprecedented measures to be protective of the environment.  PBM has committed to constructing and operating the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

For the six months ended July 31, 2023

Project related activities

PBM holds a 100% interest in certain mineral claims located in the Omineca District of the Province of British Columbia (“BC”) and has met the requirements to maintain its recorded interest in the mineral claims with the Province of BC.  Recording done subsequent to the end of the period has all claims in good standing into 2023.

On March 27th, PBM sent another letter to Chief Abraham by email asking that they allow us to update the Chief with respect to the project.  The letter stated that we have recently been informed by the BCEAO that if we still wish to pursue an application for the Morrison Project, we must go back to the very beginning of the application process and advised PBM that we cannot make any progress in that process unless we have the support of the LBN, which is a significant change from what we were originally told and what was indicated in 2009.  In the professional opinion of our consultant, Kent Zehr, the concerns expressed were entirely valid and could have been addressed much better and more completely than they were.  Considering that it will take time to get all the needed permits, that time period is ideal for PBM and the LBN to explore and agree on the full range of opportunities that can be derived from the development of the mine, and which would be available to the LBN, if we can first agree to allow the mine to be developed.  Our consultant, Mr. Zehr, has a number of suggestions for improvement of the previous project design and is prepared to discuss those proposals with the Chief or any designated representatives.  Also, we noted that the Foundation Agreement entered into by the Lake Babine Nation and respectfully suggested that perhaps the Lake Babine Nation and Pacific Booker could constitute one of the pilot projects as described in the agreement.  PBM stated that we have many ideas about how to address the LBN’s concerns, but the letter was more importantly, the first words in a new process of reconciliation between the modern, chastened, Pacific Booker, and the Lake Babine Nation.

In May 2023, PBM extended the "good to" date on 27 claims for 6 months.

On May 25th, PBM received a letter from Chief Murphy Abraham addressed to our CEO.  He repeated his statement that "an open pit mine beside T'akh Tla'an Bin is inherently unacceptable because it would destroy a culturally and environmentally sensitive part of our territory and put our water and talok at risk, making the project unsustainable for Lake Babine."  He also states that there is no prospect of a strong working relationship between Lake Babine and Pacific Booker Minerals, and that they expect all proponents to respect their decision to protect this highly culturally and environmentally precious part of their yintah.  The letter stated that "successful projects will be those that align with the priorities and values of the most affected nations, and successful proponents will be those that develop respectful relationships with Indigenous nations and ultimately respect the decisions of Indigenous governments.  The letter also stated that "British Columbia is no longer a place to force mines on Indigenous nations in their core territory or to decide for them that a mine will be "mutually beneficial". It is time to accept that Lake Babine will not work with PBM and will not allow an open pit mine beside T'akh Tla' an Bin."

At the end of June, PBM responded to the May letter and asked that PBM not be accused of things we are not guilty of, stating that the only purpose for that kind of rhetoric is to increase the distance between two parties as at no time in our past has PBM tried to force the LBN (or any other Indigenous Nation) to accept a mine in their territory or to decide for them that a mine would be "mutually beneficial".  PBM again challenged the statement that the open pit mine would destroy an environmentally sensitive area and put the water and salmon at risk.  During the environmental assessment, the water and salmon received considerable attention and the opinion of the scientific professionals that studied the project does not support that statement.  We asked if the LBN truly believed that qualified scientific professionals would risk their professional reputation and thereby their livelihood, by falsifying the outcomes, just to benefit our company?  PBM stated that there have been misunderstandings on both sides and that we now have an opportunity to start fresh on a new working relationship with the restart of the EA process.

As we did not receive any response from the LBN, a decision was made to place an open letter advertisement in the Burns Lake (on July 19th) and Smithers (on July 20th) news papers.  The open letter provided some history of Morrison project, outlined some of the ideas that PBM has requested discussion of and stated that PBM is open to discussion of any additional items that are a concern for the LBN.  PBM also provided the Company's point of view on the events that are behind the LBN statement that they "cannot trust a company that has litigated against us and that fought our application to participate in its judicial review about a project in the core of our Territory."  A copy of the open letter has been posted on our website on the Property tab and was disclosed by news release and sent to our news group.  The LBN have refused to meet but PBM will continue trying to arrange a meeting with the LBN.

Corporate activities

PBM's Audited Annual Financial Statements and the Management's Discussion and Analysis for the period ended January 31, 2023 and the Interim Financials for the period ended April 30, 2023 have been filed on SEDAR and are available on our website on the Financials tab.

PBM's 20-F Report for the year ended January 31, 2023 has been filed on the US Securities and Exchange Commission's website and is available on our website on the Financials tab.

The Annual General Meeting was held at the Company's office on Thursday, July 13th, at 1:30 pm.  The AGM notice, information circular and proxy samples have been posted on SEDAR.

A total of 64 shareholders were represented in person or by proxy, representing 20.17% of the issued and outstanding shares. All nominated directors were re-elected to the board and all resolutions passed with more than 89% of the voting “for” the resolutions.

Outlook for 2023/24

PBM is continuing to investigate ways to improve the project in relation to the perceived environmental impact and is consulting with the technical individuals and firms that assisted with the preparation of the original design plan.

On August 8th, PBM extended the "good to" date on 6 claims for 6 months and on September 13th, extended the "good to" date on another 6 claims for another 6 months, which currently has all of our claims in good standing.  Our next requirement will be in November of 2023.

On August 10th, PBM's CEO wrote to the LBN Chief and stated "I understand that you have been very busy lately, with the fires in your area and your many duties as Chief but Pacific Booker Minerals ("PBM"), respectfully requests that the Lake Babine Nation ("LBN"), meet with us to allow an opportunity to hear the LBN concerns in person and to present the new ideas for improvement that we have discovered."  PBM again acknowledged that we did not address the concerns of the LBN as clearly as was needed for the LBN to understand that PBM does not wish to harm the territory or leave a lasting environmental hazard for their people and ours and also stated that we believe that constructing and operating a mine at Morrison Lake provides very significant opportunities to achieve financial security for many of the LBN people in addition to the direct benefits that accrue to the LBN itself.  We again stated that PBM is willing and that we believe meeting the highly respected and knowledgeable individuals assisting PBM, and engaging with them openly, will provide an opportunity to improve understanding on both sides.  We asked "Is the LBN willing to hear our new ideas and allow us the opportunity to show that we understand our obligations to the LBN? The BC Government has advised us that it is our duty to consult with the LBN, not theirs, as was the requirement in the past."

With no response from the LBN to our August letter, management decided to place another open letter in the Burns Lake and Houston (on Sept 13th) and Smithers (on Sept 14th) news papers.  This open letter provides information on the opportunities available to the local people if the Morrison project was allowed to proceed.  It also states that the willing cooperation of the LBN is needed to begin the process of bringing the Morrison project to production.  A copy of the open letter has been posted on our website on the Property tab and sent to our news group.

PBM has always intended for the Morrison Mine, which is located in an historical mining area, to be operated in a way that will not impact in a negative manner on the surrounding communities.  PBM preferred to hire local workers and use local suppliers during the time of the exploration and intends to continue that practice during the construction and operation.

The Company’s current share capital is approx. 20 million shares fully diluted including 250,000 common shares to be issued to Glencore LC (formerly Noranda, Falconbridge, Xstrata) upon the start of commercial production as part of the purchase agreement.

Results of Operations

A significant expense on the Statement of Comprehensive Loss is the recording of the option based payments and the offsetting contributed surplus in equity.  As a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons.  The cost is added to our operating expenses with a corresponding increase in the Company’s equity.  The option based payment expense is allocated, in proportion to the number of options granted, to our operating expense accounts for Consulting fees, Directors fees, Investor relations fees and Professional fees.

For the six month period ended July 31, 2023 compared with July 31, 2022

The option based payment expense for the period was allocated to the accounts for Consulting fees $nil (2022 - $14,185), Directors fees $nil (2022 - $nil), Investor relations fees $nil (2022 - $nil) and Professional fees $nil (2022 - $nil).  These amounts total $nil for the 2023 period compared to $14,185 for the 2022 period.  If the option based payment amounts were removed from the operating loss, the loss would show as $200,407 for the 2023 period compared to $267,925 for the 2022 period.  The difference between these two periods was $67,518, with 2023 lower.  The largest amount difference was in Shareholder information and promotion which was lower in the 2023 period by $49,254 due to the cost for a meeting in New York, the cost for a 3 month Investorshub campaign and some additional local meeting costs in 2022.  The next largest amount difference was in Professional fees which was lower in the 2023 period by $18,374 due to the additional fees paid to MNP ($12,878) in 2022, the difference between the estimate ($25,000) and actual ($21,000) for the 2023 audit, and a reduced amount for legal assistance, offset by higher fees incurred in-house.  The next largest amount difference was in Office Rent which was lower in the 2023 period by $7,054 mostly due to the new rental rate.  The next largest amount difference was in Office and miscellaneous which was higher in the 2023 period by $5,542 reflecting the costs related to the move of the office on February 1st.  The next largest amount difference was in Foreign exchange gain/loss which was a loss of $3,816 in the 2023 period compared to a gain of $1,578 in the 2022 period, creating a difference of $5,394 between the 2 periods, with most of the loss coming from the conversion of some US$ to Cdn$.  The next largest amount difference was in Filing and Transfer agent fees which were lower in the 2023 period by $3,670 mostly due to the decrease in the TSX-V fees.  The next largest amount difference was in Directors fees which were higher in the 2023 period by $3,000 reflecting an increase in the number of meetings.  The next largest amount difference was in Travel which was lower in the 2023 period by $1,682 mostly due to the cost for our consultant to travel to Vancouver, offset by a reduced cost for promotional meetings.  The next largest amount difference was in Depreciation which was lower in the 2023 period by $1,239 due to the lower cost of fixed assets held.  The other expenses were less than $1,000 (plus or minus) of the 2022 period amounts with the difference noted as follows:  Consulting fees-related parties (higher by $225), Finance income (lower by $69), and Telephone (lower by $475).

During the 2023 period, the Company incurred $106,756 in expenditures on the Morrison property compared to $94,967 in 2022 period.

At the beginning of the period, the cash held was $543,204 (2022 - $1,172,393).  Cash used in operations was $227,969 (2022 - $327,451).  Cash raised from sale of shares was $nil (2022 - $nil).  Cash used to fund exploration activities was $106,768 (2022 - $95,178).  The net change in cash for the period was a decrease of $334,737 (2022 - $422,629) leaving the Company holding $208,467 (2022 - $749,764) in cash at the end of the period.

For the three month period ended July 31, 2023 compared with July 31, 2022

The option based payment expense for the period was allocated to the accounts for Consulting fees $nil (2022 - $9,879), Directors fees $nil (2022 - $nil), Investor relations fees $nil (2022 - $nil) and Professional fees $nil (2022 - $nil).  These amounts total $nil for the 2023 period compared to $9,879 for the 2022 period.  If the option based payment amounts were removed from the operating loss, the loss would show as $105,691 for the 2023 period compared to $175,667 for the 2022 period.  The difference between these two periods was $69,976, with 2022 higher.  The next largest amount difference was in Shareholder information and promotion which was lower in the 2023 period by $46,424 due to the cost for a meeting in New York and the cost for a 3 month Investorshub campaign in 2022.  The next largest amount difference was in Professional fees which was lower in the 2023 period by $19,242 due to the additional fees paid to MNP ($12,878) in 2022, the difference between the estimate ($25,000) and actual ($21,000) for the 2023 audit, and a reduced amount for legal assistance, offset by higher fees incurred in-house.  The next largest amount difference was in Travel which was lower in the 2023 period by $10,258 mostly due to a reduced cost for promotional meetings.  The next largest amount difference was in Foreign exchange gain/loss which was a loss of $7,723 in the 2023 period compared to a gain of $22 in the 2022 period, creating a difference of $7,745 between the 2 periods, with most of the loss coming from the conversion of some US$ to Cdn$.  The next largest amount difference was in Office Rent which was lower in the 2023 period by $4,191 due to the new rental.  The next largest amount difference was in Directors fees which were higher in the 2023 period by $1,500 reflecting an increase in the number of meetings.  The next largest amount difference was in Filing and Transfer agent fees which were higher in the 2023 period by $1,329 mostly due to the timing of certain expenses.  The other expenses were less than $1,000 (plus or minus) of the 2022 period amounts with the difference noted as follows:  Depreciation (lower by $619), Office and miscellaneous (higher by $686) and Telephone (lower by $502).

During the 2023 period, the Company incurred $96,159 in expenditures on the Morrison property compared to $75,958 in 2022 period.

At the beginning of the period, the cash held was $403,733 (2022 - $1,037,907).  Cash used in operations was $99,112 (2022 - $212,185).  Cash raised from sale of shares was $nil (2022 - $nil).  Cash used to fund exploration activities was $96,154 (2022 - $75,958).  The net change in cash for the period was a decrease of $195,266 (2022 - $288,143) leaving the Company holding $208,467 (2022 - $749,764) in cash at the end of the period.

Liquidity

The Company does not yet have a producing mineral property.  The Company’s only source of funds has been from sale of common shares and some revenue from reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2023, the Company reported a net loss of $903,039 ($0.05 per share) compared to a net loss of $34,405,463 ($2.05 per share) for the year ended January 31, 2022.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expires on January 31, 2024.  Details on the financial obligations are detailed in our annual financial statements (Note 3(m)).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Glencore LC (originally Noranda Mining and Exploration Inc, which was subsequently acquired by Falconbridge Limited, which was subsequently acquired by Xstrata LP, which was subsequently acquired by Glencore) for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Related party transactions were made for services provided in the course of normal business operations with 2 directors and an officer of the Company.

•to John Plourde, a PBM director, for shareholder relations and financing duties, in the amount of $33,000 (2022 - $33,000) for the quarter and in the amount of $66,000 (2022 - $66,000) for the fiscal year to date.

•to Victor Eng, a PBM director, for consulting services, in the amount of $450 (2022 - $450) for the quarter and in the amount of $900 (2022 - $675) for the fiscal year to date.

•to Ruth Swan, a PBM officer, for accounting and management services, in the amount of $13,113 (2022 - $12,250) for the quarter and in the amount of $25,113 (2022 - $22,262) for the fiscal year to date.

There are no ongoing contractual or other commitments resulting from the transactions.  Fees for these services amounted to $46,563 (2022 - $45,700) for the current quarter and in the amount of $92,013 (2022 - $88,937) for the fiscal year to date.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $6,000 (2022 - $4,500) for the current quarter and in the amount of $8,500 (2022 - $5,500) for the fiscal year to date.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Forward Looking Statements

This discussion does not include any forward-looking statements of a material nature in respect to the Company’s strategies.  The discussion following the heading “Outlook for 2023/24” does include a statement of future intent.  The discussion following the heading “Off-Balance Sheet Arrangements” discloses future obligations.  The Company will update or revise these forward-looking statements when and/or if there is a change in intent or future obligations.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2021	$31,442,692	$ -	$ 990	$643,227	$ 0.04
January 31, 2022	$1,339,571	$ -	$ 990	$34,405,463	$ 2.05
January 31, 2023	$883,127	$ -	$ 278	$903,039	$ 0.05

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
October 31, 2021	$253	$1,982,916	$1,982,663	$ 0.12
January 31, 2022	$737	$32,093,720	$32,092,983	$ 1.91
April 30, 2022	$69	$96,633	$96,564	$ 0.01
July 31, 2022	$-	$185,546	$185,546	$ 0.01
October 31, 2022	$69	$77,574	$77,505	$ 0.00
January 31, 2023	$140	$543,564	$543,424	$ 0.03
April 30, 2023	$-	$94,716	$94,716	$ 0.01
July 31, 2023	$-	$105,691	$105,691	$ 0.00

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the 9 month period ended October 31, 2021	$253	$2,312,733	$2,312,480	$ 0.14
for the year ended January 31, 2022	$990	$34,406,453	$34,405,463	$ 2.05
for the 3 month period ended April 30, 2022	$69	$96,633	$96,564	$ 0.01
for the 6 month period ended July 31, 2022	$69	$282,179	$282,110	$ 0.02
for the 9 month period ended October 31, 2022	$138	$359,753	$359,615	$ 0.02
for the year ended January 31, 2023	$278	$903,317	$903,039	$ 0.05
for the 3 month period ended April 30, 2023	$-	$94,716	$94,716	$ 0.01
for the 6 month period ended July 31, 2023	$-	$200,407	$200,407	$ 0.01

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (impairment allowance or write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at July 31, 2021	$4,832,500	$4,832,500
to October 31, 2021	-	-
to January 31, 2022	(4,832,500)	(4,832,500)
As at January 31, 2022	$-	$-
to April 30, 2022	-	-
to July 31, 2022	-	-
to October 31, 2022	-	-
to January 31, 2023	-	-
As at January 31, 2023	$-	$-
to April 30, 2023	-	-
to July 31, 2023	-	-
As at July 31, 2023	$-	$-

An impairment allowance was recorded effective as at January 31, 2022 on the basis of the refusal by the BC Government to grant an Environmental Assessment certificate in February 2022.  The Company was unable to demonstrate that a new application for the EAC would be successful or that the accumulated costs would be recoverable by a sale of the assets.  The impairment charge recorded is based solely on the lack of available objective evidence that would support an alternative estimate of fair value in respect to the property interest.

During the prior fiscal year, the Company has re-commenced capitalizing current exploration and evaluation costs incurred on the project on the basis of a judgement that these are clearly immaterial in relation to the impairment charge taken during the 2022 fiscal year, and in the context of the inherent uncertainty associated with the project's current fair value.  On this basis, management is of the view that, as at July 31, 2023, no impairment indicators apply specifically in respect to the current carrying value of the property.

Deferred Exploration & evaluation expenditures

The table following shows the exploration expenditures or (impairment allowance or write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants / Tax Credits	Impairment Allowance	Total
As at July 31, 2021	$25,748,466	$(859,434)	$-	$24,889,032
to October 31, 2021	95,236	-	-	95,236
to January 31, 2022	20,148	-	(25,004,416)	(24,498,268)
As at January 31, 2022	$25,863,850	$(859,434)	$(25,004,416)	$-
to April 30, 2022	19,009	-	-	19,009
to July 31, 2022	75,958	-	-	75,958
to October 31, 2022	-	-	-	-
to January 31, 2023	87,489	-	-	87,489
As at January 31, 2023	$26,046,306	$(859,434)	$(25,004,416)	$182,456
to April 30, 2023	10,597	-	-	10,597
to July 31, 2023	96,159	-	-	96,159
As at July 31, 2023	$26,153,062	$(859,434)	$(25,004,416)	$289,212

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Subscriptions Received	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at July 31, 2021	$54,223,481	-	$17,829,085	$329,817	$ 40,851,010	$31,201,556
to October 31, 2021	-	-	1,888,690	1,982,663	42,833,673	31,107,583
to January 31, 2022	229,030	-	2,049,123	32,092,983	74,926,656	1,292,753
As at January 31, 2022	$54,452,511	-	$21,766,898	$34,405,463	$ 74,926,656	$1,292,753
to April 30, 2022	-	-	4,306	96,564	75,023,220	1,200,495
to July 31, 2022	-	-	9,879	185,546	75,208,766	1,024,828
to October 31, 2022	-	-	-	77,505	75,286,271	947,323
to January 31, 2023	-	-	418,710	543,424	75,829,695	822,609
As at January 31, 2023	$54,452,511	-	$22,199,793	$903,039	$ 75,829,695	$822,609
to April 30, 2023	-	-	-	94,716	75,924,411	727,893
to July 31, 2023	-	-	-	105,691	76,030,102	622,202
As at July 31, 2023	$54,452,511	-	$22,199,793	$200,407	$ 76,030,102	$622,202

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 7 of our financial statements.

Project History

Exploration

The Morrison Lake area was first explored for minerals in the early 1960’s.  Regional stream sediment sampling in 1962 by Noranda Exploration Ltd. ("Noranda") led to the discovery of the Morrison deposit in 1963.

Between 1963 and 1973, Noranda conducted exploration at Morrison.  By 1968, a sub-economic copper deposit had been outlined at Morrison that consisted of two zones.  The zones are immediately northwest and southeast of a small central pond, and their positions correspond closely to strong geochemical and magnetic anomalies.  Geological mapping done in 1963 and 1967 indicated the possibility that the two zones might be part of a single faulted deposit.  Drilling in 1970 to test the central areas succeeded in joining the portions of the faulted copper zone.  Noranda drilled 95 diamond drill holes totaling 13,893 meters.

Following the completion of the 1973 drill program, Noranda conducted no further field work at Morrison.  Pit design studies were conducted in 1988 and 1990 in order to determine if the deposit could economically supply feed to the operating mill at its Bell Mine located approximately 15 kilometers south.  Noranda determined that the deposit would not be economical to mine and process at Bell at that time.

PBM obtained, (and subsequently completed) an option from Noranda whereby PBM earned an initial 50% interest in the claims upon the expenditure of $2,600,000 on exploration over five years and delivery of a bankable feasibility study.

PBM initiated Phase I exploration shortly after finalizing the option agreement.  Work including a property wide geochemical survey, trenching, mapping, and diamond drilling was conducted from 1997 to July 2000. Eleven diamond drill holes of large size NQ core totaling 3,818 meters were used to confirm and validate Noranda’s previous work as well as to test and define the mineralization at depth.  Based upon the results of the Phase 1 program, PBM initiated Phase 2 of exploration, which included the drilling of 13 additional diamond drill holes totaling 3,181 meters in order define the configuration and potential economic limits of the deposit.  PBM completed an IP survey over the northwest sector of the deposit area to search for possible extensions to the known deposit and to possibly define the boundary between the copper zone and the pyrite halo.

In 2001, PBM initiated Phase III exploration at Morrison.  The program was designed to delineate the deposit both laterally and to depth by completing a series of diamond drill holes at 60-meter centers.  The program was also designed to determine the copper and gold distribution of the deposit and identify potentially higher grade zones of mineralization in order to complete a resource study of the deposit and provide data for a full feasibility study.  From June 2001 to July 2002, PBM drilled 58 holes totaling 15,284 meters.  The Phase III drill program totaled 82 holes of about 23,000 meters which succeeded in substantially delineating the Morrison deposit.

PBM engaged SNC Lavalin to prepare a scoping study for Morrison which included a geostatistical block model and a resource estimate.  Snowden Mining Industry Consultants of Vancouver, British Columbia was engaged to incorporate SNC’s work into generating optimized pit designs and manual geological polygonal block models for further developing resource estimates for the Morrison deposit.  The work was completed and the report delivered early May 2003.  In December 2003, PBM engaged Beacon Hill Consultants to prepare a full feasibility study on the Morrison project.

In April 2004, the Company announced that it had signed a purchase agreement with Noranda on the Morrison property whereby PBM can acquire a 100% interest in the property by paying Noranda $3,500,000 cash over 36 months and issuing to Noranda 250,000 common shares and 250,000 warrants, as well as 250,000 additional common shares upon commencement of commercial production. PBM’s final cash payment of $1,500,000 was due to Falconbridge Ltd., the successor company to Noranda, on or before April 17, 2007.  In September 2006, the final cash payment was made to Falconbridge, less a $50,000 discount for early payment.

Fieldwork resumed in January 2005 after a winter break. 4 large (PQ) diameter drill holes totaling 700 meters were drilled as part of the metallurgical test program.  These holes were twinned from smaller holes drilled between 1998 and 2002 and were designed to obtain representative bulk samples of potential mill feed material.  Process Research Associates was retained to conduct the material test program including comminution and flotation tests on these samples in order to determine an optimal ore treatment process.  The test work indicated the metallurgy of the deposit was relatively straightforward and used to construct a metallurgical database as part of the criteria to determine potential mining and resource estimates.

A drill program was completed during the winter of 2005 to finalize ore delineation and to determine geo-technical criteria for the design of the pit.  A geotechnical investigations program was completed on the proposed open pit.  The main purpose of the site investigation program was to collect the geotechnical information for the open pit slope design for the feasibility study.

The geotechnical drill program commenced on the proposed waste management site and plant site included drilling 14 short geotechnical and condemnation drill holes, and 35 test pits.  The purpose of the drill holes is to test the foundations of the waste retaining dam, to test the foundations for the plant site, and to monitor ground water.

During 2006, work continued on the full Feasibility Study, including work on the Open Pit Optimization, Open Pit Geo-technical investigations, Open Pit Slope Design, Waste Management Site and Plant Site Geo-technical Investigations, Geo-chemical analysis of samples for Acid Base Accounting and assaying of samples for molybdenum, metallurgical (grindability) testing, continued to develop the Decommissioning, Reclamation, and Closure Plan and continued work to complete an NI 43-101 compliant Resource Estimate.

In April 2007, the updated Resource Estimate for the Morrison project was completed by Geosim Services Ltd. and filed.

In 2007, a Geotechnical and Hydrogeology Drill program was completed, with 15 geotechnical and 16 water monitoring holes drilled in the proposed impoundment area, the open pit, and the plant site.  Wardrop Engineering completed a Trade-off Study to evaluate the application of High Pressure Grinding Rolls (“HGPR”) as an alternative technology to the conventional semi-autogenous milling process.  The Study results indicated the application of HPGR would result in significant operating costs savings.  As a result, HGPR was incorporated into the project design.  Floatation and grinding test work was completed by SGS Canada.

In 2009, a positive Feasibility Study, completed by Wardrop Engineering Ltd., was released by PBM for the Morrison Copper/Gold Project.  The study described the scope, design and financial viability of a conventional open pit mine with a 30,000 tonnes per day mill with a 21 year mine life.  The mineral reserve estimates have been prepared and classified in accordance with CIM Classification established under National Instrument 43-101 of the Canadian Securities Administrators.

From January to March 2010, PBM completed a drill program around the perimeter of the proposed open pit in order to better characterize the Acid Rock Drainage and Metal Leaching ("ML-ARD") potential of waste rock and pit walls.  The hydraulic conductivity of the rock and faults was also tested and the geotechnical characteristics of the rock observed.

In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

The LBN completed a Salmon Spawning Survey in October/November 2010 and also completed a study with respect to relocating the Overburden Stockpile from Morrison Point as it was considered to be a barrier to wildlife migration, potentially too close to Morrison Lake with the potential to contribute dust and drainage to the lake which would impact salmon spawning.  As a result, the Overburden Stockpile was relocated inland 700 meters from Morrison Lake.

In 2011, Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.  PBM received a report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey was completed.  In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.

Between May 2016 to May 2017, PBM completed a full year of water monitoring work on Morrison Lake.  In addition to collecting continuous temperature data, profiles were collected regarding specific conductivity, dissolved oxygen (both % saturation and milligrams per litre), pH and temperature.

In November 2022, PBM continued with the water monitoring program on the Morrison project.

Environmental Assessment

Many of the reports and correspondence mentioned in this section, can be found at:

https://projects.eao.gov.bc.ca/p/588510b4aaecd9001b81467b/project-details.

PBM commenced baseline data collection to support the information requirements for the EA in 2002 and in October, PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources, BC Environmental Assessment Office ("BCEAO"), BC Ministry of Environment, BC Ministry of Forests, Canadian Environmental Assessment Agency, Lake Babine Nation and the Village of Granisle.

On September 30, 2003, PBM entered the Pre-Application stage of EA.

During the second half of 2004, work at the property site was primarily composed of environmental studies, including surface water quality sampling and flow rate monitoring, fish habitat studies, acid-rock drainage potential, and wildlife impact studies.

In 2005, Environmental baseline studies continued for Surface Water Hydrology, Groundwater Hydrology, Wildlife and Wildlife Habitat, Fisheries and Aquatic Habitat, Trace Metals in Vegetation and Acid Rock Drainage studies.  Digital water pressure monitors were installed in three drill holes for modeling pit hydrogeology, and static groundwater monitoring in old drill holes is continuing in order to test for seasonal changes in water levels.  A Preliminary Hydrology Report was submitted which was also to be used for the planning and design of the mine infrastructure and facilities.

PBM submitted the draft Terms of Reference on October 14, 2005.

During 2006, PBM completed a waste management site alternative study and additional Environmental Baseline Studies.

Work on the environmental assessment ("EA") continued during 2007.  The EA will be used to apply for a mining permit for the construction, operation and maintenance, and decommissioning and reclamation of an open-pit mine on the property.

On January 18, 2008, a Section 11 Order under the BC Environmental Assessment Act was issued to PBM, which permitted PBM to conduct a formal environmental assessment in support of the Morrison Project application.

Updated Project Description was completed and submitted to BCEAO in September 2008.

In November 2008, PBM and the Lake Babine Nation (“LBN”) signed a Capacity Funding agreement for the LBN to participate in the Environmental Assessment and for community engagement. PBM provided the LBN with capacity funding to enable effective consultations in the EA process, as well as for developing a communications protocol.

On November 17, 2008, the revised draft Application Terms of Reference was sent out for public comment.

On May 21, 2009, the BCEAO issued the Final Terms of Reference for an EA Certificate application.

On July 14, 2009, pursuant to the Canadian Environmental Assessment Act, Fisheries and Oceans (DFO), Natural Resources (NRCan), Transport Canada (TC) issued a Notice of Commencement to conduct a comprehensive study.  The BCEAO and the Canadian Environmental Assessment Agency coordinated their respective review processes to ensure that joint steps were undertaken wherever that could appropriately be done consistent with the Canada-British Columbia Agreement for Environmental Assessment.  The Morrison Copper/Gold Project was accepted as an MPMO project by Major Project Management Office (MPMO) who oversee and track the federal review and Aboriginal engagement and consultation for major resource projects.

An Application for an EA Certificate was submitted to the BCEAO on September 28, 2009. The Application was evaluated to determine if the Application addressed all the items in the Application Terms of Reference.

On October 27, 2009, the BCEAO issued a letter to PBM accompanied by a list of deficiencies in the Application itemized in a Screening Evaluation Table which identified information or clarification requests to be addressed by PBM for the Application to progress to the Review stage.

Starting in January 2010, PBM conducted additional drilling to further characterize pit walls, and collected additional water quality samples and measured water flow and in situ properties of various streams and Morrison Lake.  PBM collected visual estimates of flow in some streams.  On June 28th, the Application (Addendum) was accepted for review.  On July 22nd, the public and working group comment period started and lasted until October 24th.  In September and October 2010, field work continued:  sampling ARD cubes and barrels, checking meteorological station & downloading data; Water Quality sampling (Morrison Lake, Booker Lake and other streams); Nakinilerak Lake sampling; investigation regarding Harmful Alteration, Disruption or Destruction of fish habitat and a Fish Habitat Compensation Plan.

In 2011, Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.  PBM received a report from LBN on Salmon Spawning.  Scoping of moose & mule deer survey was completed.  In September 2011, a field program was conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.  Revisions to the application continued, including a commitment on lining the Tailings Storage Facility with an engineered soil barrier and/or geo-membrane to limit seepage into the receiving streams and Morrison lakebed to meet water quality objectives.

On March 16, 2011, an Order under Section 13 amending the Section 11 Order issued in 2008 added the Gitxsan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office to the section that details the First Nations to be given consideration of potential adverse effects on Aboriginal interests.

In July 2011, the review resumed again.  On September 6th, EAO issued the draft Assessment Report for comments.  BCEAO requested a 3rd Party Review on Hydrogeology and Water Quality.

On August 21, 2012, BCEAO completed Application Review Stage and referral documents were submitted for decision.  PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers, and on August 29th, PBM received a copy of the (unsigned) Environmental Assessment Certificate #M12-01.  On October 1st, Ministers Lake and Coleman refused to grant the EAC.

Environmental Assessment Decision Challenged & Reconsideration Process

Following the refusal to grant an EAC for the project, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision was that the rejection failed to comport with the requirements of procedural fairness and that PBM should not have been prevented from learning at least the substance of the recommendations.  The decision stipulated that PBM and the interveners (the First Nations from the Section 11 orders) would be entitled to be provided with the Executive Director’s recommendations to the Ministers, and would be entitled to provide a written response.

In January 2014, PBM was advised of the EAO key concerns.  In March, KCB’s letter and technical response was submitted.  The members of the Working Group submitted their responses to the report.  At the end of April, PBM was given until May 23rd to respond.  PBM submitted a report, prepared by KCB, in response to the new items raised by the Working Group.  On July 4th, the application was referred to the Ministers of Environment and of Energy and Mines for reconsideration.  On August 18th, the Minister of Environment suspended the environmental assessment pending the outcome of the Independent Expert Engineering Investigation and Review Panel of the tailings dam breach at the Mt. Polley mine.

The Independent Review Panel Report was released on January 30, 2015.  Between February and May, PBM submitted a report, prepared by KCB, providing information on the potential implications of the recommendations of the Report when applied to the Morrison project.  The Lake Babine Nation, the Gitxsan Treaty Society and the Gitanyow Hereditary Chiefs submitted responses.  PBM submitted a letter, prepared by Harvey McLeod, KCB, in response to the points raised in the First Nations comments.  In June, the Minister of Environment lifted the suspension of the assessment process.  In July, the Ministers of Environment and Energy and Mines made the decision that the Morrison Project undergo further assessment.

Further Assessment Phase

Between July and December of 2015, PBM attempted to determine the specifics of the further assessment requirements and submitted a document, prepared by Harvey McLeod, KCB, in response to the further assessment decision.

Starting in February 2019 and continuing until December, PBM attempted to and prepared 3 Draft SAIR (Supplemental Application Information Requirements) for review.  The BCEAO indicated that the content of the drafts did not contain the information requirements as set out in the Ministers' Order.

The Impact Assessment Act came into effect on August 28, 2019 which caused the Canadian Environmental Assessment Act (CEAA 1992) assessment of the Project to be terminated.

In March and June 2020, Dr. Andrew Weaver, MLA directed questions during Question Period in the Legislative Assembly of BC, to Minister Bruce Ralston (Energy, Mines and Petroleum Resources) and to Environment Minister Heyman asking about the regulatory inconsistencies facing the Morrison mine project.

On June 23rd, Dr. Weaver posted an article on his blog called "Pacific Booker Minerals and their quest to develop Morrison Mine near Smithers" (written by Noah Conrad).  The article includes the following statements:  "In 2002, Pacific Booker Minerals began the formal environmental assessment process required to obtain ministerial certification for Morrison Mine, their proposed copper and gold mine near Smithers, BC.  A decade later, after $10 million worth of consultations, meetings, and assessments, the company decided to proceed to the next stage of the certification process in which the Environmental Assessment Office submits a formal environmental assessment report to the relevant ministers via the executive director.  At the time of submission, all indications were that the mine would receive approval.  EAO assessment reports had given the project a clean assessment and the company had proposed to undertake measures unprecedented in the copper mining industry to address the project’s environmental risks."

For the video and transcript of the questions and answers and the article above, see:

http://www.andrewweavermla.ca/category/resource_development/mining/

Starting in February 2021, BCEAO stated that they had considered how best to address the lack of progress being made on the further assessment for the Morrison project and was seeking affected parties' views on potential options including 1) Amending the Order to add defined timelines to complete key milestones in the further assessment process or  2) Rescinding the Order entirely and proceed to a decision by Ministers on Morrison with the information available.  PBM responded and stated our preference for Option 2.  The letters from the First Nations were also submitted to the BCEAO.

Between March and November, BCEAO developed an information package to go to Ministers with the two options suggested and the responses from the parties they had received.  In November, the materials were sent to the Ministers.

In December 2021, the Ministers decided to rescind the Section 17(3)(c)(iii) Order (Further Assessment) issued in July 2015 under the Environmental Assessment Act (2002) and the BCEAO referred the unmodified 2015 decision materials to the Ministers for a decision.

On February 7, 2022, the decision by the Minister of Environment and Climate Change Strategy, and the Minister of Energy, Mines and Low Carbon Innovation was posted on the EPIC site stating that an EAC will not be issued for the Morrison Project.

Recent efforts to advance the project

The accompanying letter from the Ministers advised PBM that the Environmental Assessment Act allows PBM to submit another proposal based on a new project design.

In March, following the decision, PBM's independent consultant contacted the LBN legal counsel by email requesting an opportunity to discuss the matter.  No response was received to the request.

The response from the Ministers was made by BCEAO, recommending PBM contact the Executive Project Director for the Metal Mining Sector at the EAO, to discuss the potential to restart the process.

In June 2022, letters were written, addressed to both government ministers and the local indigenous administration, with a view to determine what additions or amendments to the proposed project would be necessary for its approval.

In June 2022, PBM's independent consultant, Kent Zehr, completed a "cold eyes review" of the project (as designed in 2012) and has identified certain items that can be improved to protect the environment and improve the project.  He states in a report to Management that "given that the feasibility study project design had previously been judged acceptable by the EAO and given that no material exceptions were expressed in the (February 7) rejection in 2022, it became apparent that other issues may have been at play."  He also states "that on its first proposed day of production the Morrison Mine can be one of the most modern mines, with respect to at least its equipment, in northern BC."

In July, PBM's legal counsel sent a letter to the LBN legal counsel (PBM had been instructed that contact should be through legal counsel only) outlining some ideas including re-design of the project site; enhancement and protection of the salmon and their waterways; and benefits of an economic and related nature.  PBM stated being open to discussion of any additional items that are a concern for the LBN.  Response from the LBN legal counsel gave reasons for the delay in a response from the Chief and Counsel.

On July 21st, PBM's independent consultant, Kent Zehr sent a letter by email to the Ministers of Environment and Climate Change Strategy; Energy, Mines and Carbon Innovation; and Land, Water and Resource Stewardship and Minister Responsible for Fisheries outlining the same ideas.

While considering how PBM should go forward to a successful EAO application, our independent consultant came to the conclusion that only an unimpeachable, unbiased, fact-based, treatment of all the potential water-related issues, including the salmon population, could succeed.  He has proposed the formation of an independent steering committee, consisting of knowledgeable people, including local indigenous representatives, supported by but independent of the Company, and having the sole objective of using science to provide clear direction to PBM in the management of this critical area.

In November 2022, PBM announced that Dr. Andrew Weaver had agreed to provide advice and guidance services in his areas of knowledge, on a consulting basis in regards to the Morrison mine project.  Prior to his election to the BC Legislature in 2013, Dr. Weaver served as Canada Research Chair in climate modelling and analysis in the School of Earth and Ocean Sciences at the University of Victoria.  He has been a Lead Author on the 2nd, 3rd, 4th and 5th Intergovernmental Panel on Climate Change's scientific assessments and has authored or coauthored over 200 peer-reviewed, scientific papers and was the Chief Editor of the Journal of Climate from 2005-2009.  He is currently a Professor in the School of Earth & Ocean Sciences at the University of Victoria.

On November 17th, Chief Murphy Abraham responded to PBM's legal counsel letter.  He restated the LBN's position that it is strongly opposed to any open pit mine beside Morrison Lake.  The letter stated that the LBN are not anti-mining but they will not support any exploration and development projects that do not meet all their decision-making criteria.  He stated that the LBN believe that the project is not sustainable as it would destroy an environmentally and culturally sensitive part of their Territory.  He also stated that the second fundamental problem is the LBN's relationship with PBM, which he stated is "beyond repair" stating that PBM actions in the past "showed a fundamental disrespect" for the LBN people and their Aboriginal title and rights.

At the end of November 2022, PBM sent a letter to the LBN Chief stating that PBM will not propose the original design plan any more and agreed that as originally proposed, the mine should not be built.  And that, PBM agrees with all of the concerns expressed in the Chief's letter.  It stated that we believe, however, that with the new ideas brought by our new consultants, and the clear concerns expressed by previous documents from the Lake Babine Nation, that the Morrison project may be completed to the benefit of the Lake Babine Nation and the shareholders of Pacific Booker.  PBM respectfully requested that the LBN allow PBM to present the new directions that PBM sees as key to making the Morrison Project a success for all stakeholders.  The request for a meeting is at their convenience and place of their choosing.  PBM acknowledged that we failed to meet LBN expectations previously, but very much wish to correct those previous errors and to move forward with the LBN in a mutually beneficial and sustainable manner.